Exhibit 99.2



Li Auto Inc.
理 想 汽 車

(A company controlled through weighted voting rights and incorporated in the Cayman Islands with limited liability)
(Nasdaq: LI; HKEX: 2015)

POLL RESULTS OF THE ANNUAL GENERAL MEETING
HELD ON MAY 29, 2026

Reference is made to the circular (the "**Circular**") of **Li Auto Inc.** (the "**Company**") incorporating, amongst others, the notice (the "**Notice**") of the annual general meeting of the Company (the "**AGM**") dated April 22, 2026. Unless the context requires otherwise, the capitalized terms used herein shall have the same meanings as those defined in the Circular.

The board of directors (the "**Board**") of the Company is pleased to announce that at the AGM held on May 29, 2026, the Notice of which was given to the Shareholders on April 22, 2026, all the proposed resolutions as set out in the Notice were taken by poll. The poll results in respect of the resolutions proposed at the AGM are as follows:

ORDINARY RESOLUTIONS			NUMBER OF VOTES CAST AND PERCENTAGE (%)		TOTAL NUMBER OF VOTING SHARES	TOTAL NUMBER OF VOTES CAST
			FOR	AGAINST		
1.	To receive and adopt the audited consolidated financial statements of the Company for the year ended December 31, 2025 and the reports of the Directors and independent auditors thereon.	Class A Ordinary Shares	974,440,398 (99.791700%)	2,033,992 (0.208300%)	976,474,390	976,474,390
		Class B Ordinary Shares	3,551,005,990 (100.000000%)	0 (0.000000%)	355,100,599	3,551,005,990
		TOTAL NUMBER (CLASS A & CLASS B)	4,525,446,388 (99.955075%)	2,033,992 (0.044925%)	1,331,574,989	4,527,480,380
	The resolution has been duly passed as an ordinary resolution with a simple majority of valid votes held by Shareholders (including proxies) attending the AGM cast in favour thereof.					

ORDINARY RESOLUTIONS			NUMBER OF VOTES CAST AND PERCENTAGE (%)		TOTAL NUMBER OF VOTING SHARES	TOTAL NUMBER OF VOTES CAST
			FOR	AGAINST		
2.	To re-elect Mr. Ma Donghui as an executive Director.	Class A Ordinary Shares	972,667,552 (99.628118%)	3,630,675 (0.371882%)	976,298,227	976,298,227
		Class B Ordinary Shares	3,551,005,990 (100.000000%)	0 (0.000000%)	355,100,599	3,551,005,990
		TOTAL NUMBER (CLASS A & CLASS B)	4,523,673,542 (99.919805%)	3,630,675 (0.080195%)	1,331,398,826	4,527,304,217
	The resolution has been duly passed as an ordinary resolution with a simple majority of valid votes held by Shareholders (including proxies) attending the AGM cast in favour thereof.					
3.	To re-elect Mr. Li Tie as an executive Director.	Class A Ordinary Shares	973,361,030 (99.699133%)	2,937,363 (0.300867%)	976,298,393	976,298,393
		Class B Ordinary Shares	3,551,005,990 (100.000000%)	0 (0.000000%)	355,100,599	3,551,005,990
		TOTAL NUMBER (CLASS A & CLASS B)	4,524,367,020 (99.935119%)	2,937,363 (0.064881%)	1,331,398,992	4,527,304,383
	The resolution has been duly passed as an ordinary resolution with a simple majority of valid votes held by Shareholders (including proxies) attending the AGM cast in favour thereof.					
4.	To re-elect Mr. Zhao Hongqiang as an independent non-executive Director.	Class A Ordinary Shares	890,826,131 (91.246588%)	85,458,184 (8.753412%)	976,284,315	976,284,315
		Class B Ordinary Shares	355,100,599 (100.000000%)	0 (0.000000%)	355,100,599	355,100,599
		TOTAL NUMBER (CLASS A & CLASS B)	1,245,926,730 (93.581256%)	85,458,184 (6.418744%)	1,331,384,914	1,331,384,914
	The resolution has been duly passed as an ordinary resolution with a simple majority of valid votes held by Shareholders (including proxies) attending the AGM cast in favour thereof.					

ORDINARY RESOLUTIONS			NUMBER OF VOTES CAST AND PERCENTAGE (%)		TOTAL NUMBER OF VOTING SHARES	TOTAL NUMBER OF VOTES CAST
			FOR	AGAINST		
5.	To authorize the Board to fix the remuneration of the Directors of the Company.	Class A Ordinary Shares	975,710,255 (99.941089%)	575,140 (0.058911%)	976,285,395	976,285,395
		Class B Ordinary Shares	3,551,005,990 (100.000000%)	0 (0.000000%)	355,100,599	3,551,005,990
		TOTAL NUMBER (CLASS A & CLASS B)	4,526,716,245 (99.987296%)	575,140 (0.012704%)	1,331,385,994	4,527,291,385
	The resolution has been duly passed as an ordinary resolution with a simple majority of valid votes held by Shareholders (including proxies) attending the AGM cast in favour thereof.					
6.	To grant a general mandate to the Directors to issue, allot and deal with Class A Ordinary Shares and/or ADSs (including any sale and/or transfer of Class A Ordinary Shares out of treasury that are held as treasury shares) of the Company not exceeding 20% of the total number of issued shares (excluding any treasury shares) of the Company as at the date of passing of this resolution.	Class A Ordinary Shares	791,882,625 (81.111169%)	184,410,328 (18.888831%)	976,292,953	976,292,953
		Class B Ordinary Shares	3,551,005,990 (100.000000%)	0 (0.000000%)	355,100,599	3,551,005,990
		TOTAL NUMBER (CLASS A & CLASS B)	4,342,888,615 (95.926703%)	184,410,328 (4.073297%)	1,331,393,552	4,527,298,943
	The resolution has been duly passed as an ordinary resolution with a simple majority of valid votes held by Shareholders (including proxies) attending the AGM cast in favour thereof.					
7.	To grant a general mandate to the Directors to repurchase shares and/or ADSs of the Company not exceeding 10% of the total number of issued shares (excluding any treasury shares) of the Company as at the date of passing of this resolution.	Class A Ordinary Shares	970,995,412 (99.456320%)	5,307,971 (0.543680%)	976,303,383	976,303,383
		Class B Ordinary Shares	3,551,005,990 (100.000000%)	0 (0.000000%)	355,100,599	3,551,005,990
		TOTAL NUMBER (CLASS A & CLASS B)	4,522,001,402 (99.882757%)	5,307,971 (0.117243%)	1,331,403,982	4,527,309,373
	The resolution has been duly passed as an ordinary resolution with a simple majority of valid votes held by Shareholders (including proxies) attending the AGM cast in favour thereof.					

ORDINARY RESOLUTIONS			NUMBER OF VOTES CAST AND PERCENTAGE (%)		TOTAL NUMBER OF VOTING SHARES	TOTAL NUMBER OF VOTES CAST
			FOR	AGAINST		
8.	To extend the general mandate granted to the Directors to issue, allot and deal with additional Class A Ordinary Shares and/or ADSs (including any sale and/or transfer of Class A Ordinary Shares out of treasury that are held as treasury shares) in the capital of the Company by the aggregate number of the Shares and/or Shares underlying the ADSs repurchased by the Company.	Class A Ordinary Shares	820,504,865 (84.043608%)	155,779,812 (15.956392%)	976,284,677	976,284,677
		Class B Ordinary Shares	3,551,005,990 (100.000000%)	0 (0.000000%)	355,100,599	3,551,005,990
		TOTAL NUMBER (CLASS A & CLASS B)	4,371,510,855 (96.559094%)	155,779,812 (3.440906%)	1,331,385,276	4,527,290,667
	The resolution has been duly passed as an ordinary resolution with a simple majority of valid votes held by Shareholders (including proxies) attending the AGM cast in favour thereof.					
9.	To re-appoint PricewaterhouseCoopers and PricewaterhouseCoopers Zhong Tian LLP as the independent auditors of the Company to hold office until the conclusion of the next annual general meeting of the Company and to authorize the Board to fix their remuneration for the year ending December 31, 2026.	Class A Ordinary Shares	844,015,409 (86.451251%)	132,275,163 (13.548749%)	976,290,572	976,290,572
		Class B Ordinary Shares	355,100,599 (100.000000%)	0 (0.000000%)	355,100,599	355,100,599
		TOTAL NUMBER (CLASS A & CLASS B)	1,199,116,008 (90.064891%)	132,275,163 (9.935109%)	1,331,391,171	1,331,391,171
	The resolution has been duly passed as an ordinary resolution with a simple majority of valid votes held by Shareholders (including proxies) attending the AGM cast in favour thereof.					

SPECIAL RESOLUTION			NUMBER OF VOTES CAST AND PERCENTAGE (%)		TOTAL NUMBER OF VOTING SHARES	TOTAL NUMBER OF VOTES CAST
			FOR	AGAINST		
10.	To approve the adoption of the seventh amended and restated memorandum and articles of association of the Company as the new memorandum and articles of association of the Company in substitution for, and to the exclusion of, the sixth amended and restated memorandum and articles of association of the Company with immediate effect after the close of the AGM, and any one Director be and is hereby authorised to do all such acts and things and execute all such documents, deeds and make all such arrangements that he/she shall, in his/her absolute discretion, deem necessary or expedient to implement the adoption of the seventh amended and restated memorandum and articles of association.	Class A Ordinary Shares	928,829,967 (95.139962%)	47,447,454 (4.860038%)	976,277,421	976,277,421
		Class B Ordinary Shares	355,100,599 (100.000000%)	0 (0.000000%)	355,100,599	355,100,599
		TOTAL NUMBER (CLASS A & CLASS B)	1,283,930,566 (96.436215%)	47,447,454 (3.563785%)	1,331,378,020	1,331,378,020
	The resolution has been duly passed as a special resolution with over three-fourths of valid votes held by Shareholders (including proxies) attending the AGM cast in favour thereof.					

Notes:

(a)   As at the Record Date, the total number of issued Shares was 2,163,524,268 Shares, comprising (i) 1,808,423,669 Class A Ordinary Shares and 355,100,599 Class B Ordinary Shares; and (ii) there were (a) 4,711,942 Class A Ordinary Shares held as treasury Shares by the Company (including any treasury Shares held or deposited with CCASS) and (b) no repurchased Shares which are pending cancellation and should be excluded from the total number of issued Shares for the purpose of the AGM.

(b)   As at the Record Date, (i) 23,639,898 Class A Ordinary Shares issued to depository bank for bulk issuance of ADSs and reserved for future issuances upon the exercise or vesting of awards granted under the Company's share incentive schemes, and (ii) 108,557,400 Class A Ordinary Shares issued to Amp Lee Ltd. (a company legally and beneficially wholly-owned by Mr. Li Xiang), which are held subject to certain restrictions, terms and conditions, have abstained from voting on all resolutions at the AGM.

(c)   Save as disclosed above, there was no Shareholder that was required to abstain from voting in respect of the resolutions at the AGM and none of the Shareholders have stated their intention in the Circular to vote against or to abstain from voting on any of the resolutions proposed at the AGM. There were no Shares entitling the holders to attend and abstain from voting in favour of any resolution at the AGM as set out in Rule 13.40 of the Listing Rules.

(d)   Accordingly, the total number of shares of the Company entitling the holder to attend and vote on the resolutions at the AGM was 2,158,812,326 Shares, comprising 1,803,711,727 Class A Ordinary Shares and 355,100,599 Class B Ordinary Shares as at the date of the AGM.

(e) According to the Articles of Association, each Class A Ordinary Share shall entitle its holder to one vote and each Class B Ordinary Share shall entitle its holder to ten votes in respect of the resolutions numbered 1 to 3 and 5 to 8 on the proposed receipt and adoption of the audited consolidated financial statements, reports of Directors and independent auditors, the proposed re-election of an executive Director, the proposed authorization for the Board to fix the remuneration of the Directors, the proposed Issuance and Resale Mandate (including the extended Issuance and Resale Mandate), and the proposed Repurchase Mandate contemplated thereunder. Each Class A Ordinary Share and each Class B Ordinary Share shall entitle its holder to one vote on a poll at the AGM in respect of the resolutions numbered 4, 9 and 10 on the proposed re-election of an independent non-executive Director, the proposed re-appointment of independent auditors, and the proposed amendments to the Articles of Association.

(f) The Company's share registrar in Hong Kong, Computershare Hong Kong Investor Services Limited, acted as the scrutineer for the vote-taking at the AGM.

(g) Mr. Li Xiang and Mr. Li Tie have attended the AGM in person. Mr. Zhao Hongqiang and Mr. Jiang Zhenyu have attended the AGM through telecommunication facilities. The other Directors did not attend the AGM due to other business commitments.

By order of the Board
Li Auto Inc.
Li Xiang
Chairman

Hong Kong, May 29, 2026

As of the date of this announcement, the board of directors of the Company comprises Mr. Li Xiang, Mr. Ma Donghui, and Mr. Li Tie as executive directors, Mr. Wang Xing and Mr. Fan Zheng as non-executive directors, and Prof. Xiao Xing, Mr. Zhao Hongqiang, and Mr. Jiang Zhenyu as independent non-executive directors.